Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD AMEX: EGO
Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

Consent of Paul Skayman
Vice President, Operations
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation,

I hereby consent to the incorporation by reference in this annual report on Form F-40 of March 31, 2010 for the year ended December 31, 2009, of the description of the reports titled "Technical Report for the Kisladag Gold Mine, Turkey" dated January 28, 2010 (the "Technical Report"), and the description of extracts from or a summary of the Technical Report and other information pertaining to the Kisladag Mine and to the use of my name as a named expert in this annual report as a named expert.

Dated as of this 31st day of March 2010.

Paul Skayman, MAusIMM